December 12, 2012

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: GulfMark Offshore, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

File February 23, 2012

Definitive Proxy Statement on Schedule 14A

Filed April 27, 2012

File No. 1-33607

Dear Mr. Schwall,

We received your comment letter dated December 7, 2012, requesting additional information with respect to our Definitive Proxy Statement incorporated by reference into Part III of our Form 10-K for the year ended December 31, 2011. We are in the process of preparing our response to the Commission’s comment.

In a telephone call with Ms. Caroline Kim on December 10, 2012, we requested an extension of the period of time for us to respond to the Commission’s comments. We greatly appreciate the Staff’s agreement to extend the time for us to respond until January 4, 2012.

Sincerely,

GulfMark Offshore, Inc.

/s/ Quintin Kneen

Executive Vice President &

Chief Financial Officer